Exhibit 99.1 Gold Fields Limited (Reg. No. 1968/004880/06) (Incorporated in the Republic of South Africa) (“Gold Fields” or the “Company”) JSE, NYSE, DIFX Share Code: GFI ISIN Code:ZAE000018123 GOLD FIELDS APPOINTMENT OF NON-EXECUTIVE DIRECTORS In terms of 3.59(c) of the Listings Requirements of JSE Limited (“Listings Requirements”), the Board of Directors of Gold Fields (“the Board”) is pleased to announce the appointments of John MacKenzie (“Mr. MacKenzie”) and Michael Rawlinson (“Mr. Rawlinson”) as Non-Executive Directors to the Board with effect from 1 August 2025. Mr. MacKenzie holds a Master’s Degree in Business Leadership from the University of South Africa, and Bachelor and Master’s Degrees in Mining Engineering from the University of the Witwatersrand. He also attended the Advanced Management Program at Harvard Business School. Born and raised in South Africa, Mr. MacKenzie started his career with Anglo American where he gained deep operational and leadership exposure across a range of commodities, including coal, zinc and copper. He has extensive experience in both executive and non-executive roles and various board committees. Mr. MacKenzie has over 30 years’ experience across both operational and investment roles in the mining and metals sector and has extensive international experience, including in emerging markets. Mr. Rawlinson holds a Master’s Degree in Environmental and Resource Economics from the University College of London and a Bachelor’s Degree in Social Sciences and Economics from the University of Birmingham. Mr. Rawlinson brings 25 years’ experience in the mining and metals industry, underpinned by a strong foundation in finance and strategic advisory after spending his early career as an equity analyst and investment banker. Mr. Rawlinson is experienced in both executive and non-executive roles in both listed and unlisted companies. The Chair and Board welcomes Mr. MacKenzie and Mr. Rawlinson and looks forward to their contributions and guidance as the Company continues to deliver on its strategy. 11 June 2025 Sponsor: J.P. Morgan Equities South Africa (Pty) Ltd